

August 20, 2010

Mr. James Russell Reger
Chief Executive Officer
Voyager Oil & Gas, Inc.
2812 1st Avenue North, Suite 506
Billings, Montana 59101

> **Re:** **Voyager Oil & Gas, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 26, 2010**
> **File No. 333-166402**
> **Form 10-Q for Fiscal Period Ended June 30, 2010**
> **Filed August 11, 2010**
> **File No. 0-50848**

Dear Mr. Reger:

We have reviewed your response letter dated July 27, 2010, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

General

1. While we note you do not estimate proved reserves and have had limited production to date, nonetheless you are engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X. Please provide the disclosure required by Subpart 1200 of Regulation S-K. To the extent that you believe certain of those Items do not apply, provide us with your basis for that position.

Our Business, page 2

2. In your response to comment 29 of our letter dated July 14, 2010, you cite to an article in the Williston (ND) Herald as support for your statement regarding the potential of Three Forks. The staff does not believe that a newspaper article provides sufficient support for your position. Please provide the actual study referenced in the article or delete those statements.

3. In that same response, we also note your revision of the statement "the sands are highly prolific and can generate up to 4+ billion cubic feet." However, it appears to the staff that the time period during which certain properties generated 1+ BCF was only two weeks. It is our position that such a short time frame does not support the conclusion that you present. Delete that statement or provide us documentation that such locations produced for a longer time period.

Selling Stockholders, page 14

4. For those stockholders whom you have identified as "broker-dealer affiliates," please identify the broker-dealer with whom they are affiliated.

Description of Securities, page 20

5. On pages 20-21, please make clearer where you are referring to Voyager's capitalization and where you are referring to Plains Energy's capitalization. For instance, you state on page 20 that "[t]he following description of *our* capital stock is derived from Voyager's Certificate," whereas elsewhere you use the pronouns "we" and "our" to refer to Plains Energy. Also, please reiterate here that all of the outstanding shares of Plains Energy are held by Voyager.

Business, page 24

6. We note your statement on page 30 that "[y]our ability to discover reserves and acquire additional properties in the future will be dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive industry." Please expand your Business section to describe these activities in greater detail, as they appear to be the crux of your business plan. In this regard, please address the following:
    * Disclose what resources you will rely on to identify suitable properties.
    * Reconcile your statement on page 26 that "[you] are able to deploy [your] land acquisition teams into specific areas based on the latest industry information" with your disclosure on page 30 that you have only two full-time employees.
    * Explain more specifically how you acquire leases directly through negotiations with mineral owners, as opposed to through lease auctions. Explain why your drilling partners and competitors are not pursuing the same strategy; or, if they are pursuing

the same strategy, explain the "maneuverability" advantage that you believe you have.

- Define drilling participation on a "heads-up basis" and explain in greater detail the terms of your arrangements with your drilling partners.

Financial Statements – Voyager Oil & Gas, Inc. (formerly ante4, inc.)

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Business and Basis of Presentation, page F-22

7. We note your response to comment 15 of our letter dated July 14, 2010. In addition, we note from your disclosures on page 24 that in connection with your merger, you placed certain of your remaining assets into your ante5 subsidiary, and you completed a spin-off of ante5 on June 14, 2010. Please tell us what consideration you have given to a discontinued operations presentation for this transaction.

Financial Statements – Plains Energy Investments, Inc.

Notes to Consolidated Condensed Interim Financial Statements

Note 2. Significant Accounting Policies, page F-53

Full Cost Method, page F-55

8. Your response to comment 19 of our letter dated July 14, 2010 explains your methodology for determining depletion expense for the quarterly period ended March 31, 2010. Please tell us how the methodology you describe is consistent with the full cost rules outlined in Rule 4-10 of Regulation S-X, and how your methodology is consistent with your accounting policy related to depletion as described on page F-55.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet, page F-67

9. The amounts reported for Voyager Oil and Gas Inc. (formerly ante4, Inc.) as of March 31, 2010, do not agree with the amounts presented in the Condensed Consolidated Balance Sheet as of April 4, 2010 on page F-19. Please explain to us the differences, and revise if necessary. This comment is also applicable to the Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations for the three months ended March 31, 2010, as presented on page F-68.

<u>Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations, page F-68</u>

10. As noted in comment 17 of our letter dated July 14, 2010, please revise your presentation to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14.F. This comment is also applicable to the Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations presented on page F-69.

11. We note you present a line item for discontinued operations in your pro forma combined statement of operations for the fiscal year ended December 31, 2009 and the fiscal quarter ended March 31, 2010. Please tell us how you considered Instruction 1 to Rule 11-02 of Regulation S-X.

<u>Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements</u>

<u>Note 1. Basis of Presentation, page F-70</u>

12. We note you have presented a tabular disclosure of the fair value of the assets and liabilities of Plains Energy Investments, Inc, which you describe as the assets acquired and liabilities assumed. Please clarify for us who you believe is the accounting acquirer for this transaction as we note your disclosures on page three that the merger will be treated as a reorganization of Voyager for financial accounting purposes and that the historical financial statements of ante4 will be replaced with the historical financial statements of Plains Energy Investments in all future filings. As part of your response, please tell us how you considered FASB ASC 805-10-25-5. Similar concerns apply to your disclosure on page F-27.

<u>Note 2. Pro Forma Adjustments, page F-70</u>

13. Your response to comment 23 of our letter dated July 14, 2010 explains that you revised the explanations in notes (h) and (i) to explain how you determined the amounts of additional paid in capital and accumulated deficit that were applicable to the surviving entity. However, per review of note (h) it does not appear you have addressed how the amount of additional paid-in capital applicable to the surviving entity was determined. Please revise your disclosure to provide such information.

<u>Form 10-Q for Fiscal Period Ended June 30, 2010</u>

<u>Unaudited Condensed Consolidated Statements of Cash Flows, page 3</u>

14. You indicate on page 20 that the increase in accounts payable for the six months ended June 30, 2010 of $7,512,371 was primarily due to the execution of the Slawson

agreement, which also favorably impacted your operating cash flow for the period.
Please address the following:

- Clarify why the execution of the agreement has any impact on your statement of cash flows and related liquidity disclosures for the six months ended June 30, 2010, as you do not appear to have paid for this property until July 1, 2010;

- Tell us the date on which you obtained control of your 50% working interest and how you considered that date in preparing your consolidated balance sheet at June 30, 2010. In this regard, if you did not obtain control of the working interest until after you transferred payment, please tell us why you have recorded the related asset at your balance sheet date; and

- As this agreement relates to the acquisition of working interests in a 48,000 acre block, please explain why any cash flow related to the transaction would be reported as an operating activity rather than an investing activity. Refer to ASC 230-10-45 for further guidance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas F. Steichen, Esq.
       Ryan C. Brauer, Esq.
       Fredrikson & Byron, P.A.
       Facsimile No. (612) 492-7077